Orbital Tracking Corp.

18851 NE 29th Avenue, Suite 700

Aventura, Florida 33180

September 19, 2018

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re: Request to Withdraw

Orbital Tracking Corp.

Registration Statement on Form S-1

Filed January 24, 2017, as amended July 24, 2017 and September 1, 2017

File No. 333-215681

Dear Mr. Spirgel:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Orbital Tracking Corp. (the Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1, originally filed on January 24, 2017, as amended July 24, 2017 and September 1, 2017 (the “Registration Statement”). The Company requests the withdrawal of the Registration Statement because the Company has decided not to proceed with the offering of common stock at this time. The Registration Statement has not been declared effective, and no shares of the Company’s common stock have been sold under the Registration Statement.

The Company requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the U.S. Securities and Exchange Commission (the “Commission”) in connection with the filing of the Registration Statement be credited for future use.

Please email a copy of the written order to the Company, attention Mr. David Phipps at dphipps@gtc.co.uk.

If you have any questions with respect to this matter, please call counsel for the Company, Mr. Joe Laxague at (775) 234-5221. Thank you for your assistance in this matter.

Very truly yours,

By:	/s/ David Phipps
David Phipps, CEO